SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2008

Commission File Number 001-33535

Spreadtrum Communications, Inc.

(Translation of Registrant’s Name Into English)

Spreadtrum Center, Building No. 1

Lane 2288, Zuchongzhi Road

Zhangjiang, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F    X           Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes          No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes          No   X

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes          No   X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

Spreadtrum Communications, Inc. (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press release, dated February 29, 2008, entitled “Spreadtrum Communications Announces Management Promotions and New Technology Board.”

Exhibit 99.2:	Press release, dated March 1, 2008, entitled “Spreadtrum to Present at Morgan Stanley Technology Conference on March 5.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spreadtrum Communications, Inc.

	By:	/s/ Ping Wu
	Name:	Ping Wu
	Title:	President, Chief Executive Officer and Chairman of the Board of Directors

Date: March 6, 2008

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press release, dated February 29, 2008, entitled “Spreadtrum Communications Announces Management Promotions and New Technology Board.”

Exhibit 99.2:	Press release, dated March 1, 2008, entitled “Spreadtrum to Present at Morgan Stanley Technology Conference on March 5.”

Exhibit 99.1

Spreadtrum Communications Announces Management Promotions and New Technology Board

Shanghai, China, February 28, 2008 – Spreadtrum Communications, Inc. (NASDAQ: SPRD), one of China’s leading wireless baseband chipset providers, today announced the promotion of several executives into new positions and the establishment of a board of technology consultants.

Dr. Qiang Cao, who joined Spreadtrum in 2006 as Vice President of Marketing, now serves as Spreadtrum’s Vice President of 3G Products. Dr. Cao holds a Ph.D. degree in communications engineering from the Imperial College, University of London. Prior to joining Spreadtrum, Dr. Cao worked as the Vice President of the Mobility Division for ZTE Corporation and as the Technical Director for the China market for Lucent Technologies (UK).

Dr. Ling Qin, who was previously Vice President of Business Development and who has been a member of Spreadtrum’s management team since 2001, has been promoted to Spreadtrum’s Vice President of Operations, responsible for overseeing the Company’s operations, sales and pre-sales marketing. Dr. Qin has over 20 years of experience in wireless system algorithm designs and holds Ph.D. and post-doctoral degrees in electrical engineering (telecommunications) from Conservatoire National des Arts et Métiers (CNAM) in Paris, France. Prior to joining Spreadtrum, Dr. Qin worked as a senior manager of wireless DSP designs at Metricom Inc. and as a design manager at WiLAN Communications Systems, Inc.

In addition, Dr. Bernard Xavier, the former President and CEO of Quorum Systems, which the Company acquired in January, will be a Vice President in charge of Spreadtrum’s US operation and international sales and marketing. Dr. Xavier graduated with a Ph.D. in electronics in 1992 from Brunel University. He has worked in several large semiconductor companies focused on the design of analog and RF integrated circuits. In 1998, he founded and was the CEO of Innocomm Wireless, which was sold to National Semiconductor in 2000. Innocomm developed Bluetooth and wireless LAN solutions. In 2002, he founded Quorum Systems and acted as CEO. Quorum develops advanced radio transceiver ICs for the cellular market including GSM, WCDMA, and TD-SCDMA.

Drs. Datong Chen and Renyong Fan, two of Spreadtrum’s founders as well as former Chief Technology Officer and former Vice President of Operations, respectively, have scaled back their day-to-day management responsibilities but will maintain active roles as inaugural members of Spreadtrum’s board of technology consultants. Dr. Chen will continue to be a member of Spreadtrum’s Board of Directors.

The Company also announced the resignation of Carson Zhou, former Vice President of Sales as he takes a break from his day-to-day responsibilities. However, the Company is pleased to also have him join the newly established board of technology consultants.

Commenting on the transition, Dr. Ping Wu, Spreadtrum’s President and CEO, said, “We very much appreciate the contribution that these colleagues have made over the last several years. I want to personally thank them for their dedication and hard work, especially to Datong and Renyong who shared our vision for starting this company. We wish them all the best in their future endeavors and as continued contributors to the Company and friends of its people.”

The Board of Technology Consultants was established to allow key executives to remain involved in consulting on the Company’s long term directions. It parallels Spreadtrum’s Advisory Board which includes outside advisors such as Noble Laureate, Dr. Arno Allan Penzias, and Professor Youshou Wu of the Chinese Academy of Engineering.

About Spreadtrum Communications, Inc.:

Spreadtrum Communications, Inc. (NASDAQ: SPRD; the “Company”) is a fabless semiconductor company that designs, develops, and markets baseband processor solutions for the mobile wireless communications market. The Company combines its semiconductor design expertise with its software development capabilities to deliver highly-integrated baseband processors with multimedia functionality and power management. The Company has developed its solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich and meet their cost and time-to-market requirements.

Investor Contact:

Investor Relations

Tel: +86 21 5080 2727 x2268

E-mail: ir@spreadtrum.com

2

Exhibit 99.2

Spreadtrum to Present at Morgan Stanley Technology Conference on March 5

Shanghai, China, February 29, 2008 – Spreadtrum Communications, Inc. (NASDAQ: SPRD), one of China’s leading wireless baseband chipset providers, today announced that Dr. Ping Wu, President and CEO, and Richard Wei, CFO, will present at the Morgan Stanley Technology Conference on Wednesday, March 5, at the St. Regis Monarch Beach in Dana Point, California

The presentation is scheduled for 1:00 P.M. Pacific time and the webcast will be available on the investor relations section of the Spreadtrum website at www.spreadtrum.com.

About Spreadtrum Communications, Inc.:

Spreadtrum Communications, Inc. (NASDAQ: SPRD; “Spreadtrum”) is a fabless semiconductor company that designs, develops, and markets baseband processor solutions for the mobile wireless communications market. Spreadtrum combines its semiconductor design expertise with its software development capabilities to deliver highly-integrated baseband processors with multimedia functionality and power management. Spreadtrum has developed its solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich and meet their cost and time-to-market requirements.

Investor Contact:

Investor Relations

Tel: +86 21 5080 2727 x2268

E-mail: ir@spreadtrum.com